EXHIBIT (c)(viii)

Report entitled “Queensland Budget 2019-20 Mid-Year Fiscal and Economic Review”.

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Queensland Treasury Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Queensland Treasury Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

QUEENSLAND BUDGET 2019-20

2019-20 Mid-Year Fiscal and Economic Review

© The State of Queensland (Queensland Treasury) 2019

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Content from the Mid-Year Fiscal and Economic Review 2019-20 should be attributed to:

© The State of Queensland (Queensland Treasury) Mid-Year Fiscal and Economic Review 2019-20.

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CONTENTS

Foreword	2

Overview	3

Our Economic Plan - More Jobs in More Industries	4

Economic Overview	6
External conditions	7
Queensland conditions	9
Labour market	12

Fiscal Overview	14
Net operating balance	15
Revenue	16
Expenses	17

Balance Sheet	19

Intergovernmental Financial Relations	21

Government Fiscal Principles	22

Uniform Presentation Framework	24

Taxation and Royalty Revenue Assumptions	33

Key Fiscal Aggregates	34

FOREWORD

FOREWORD

I am pleased to present the 2019-20 Mid-Year Fiscal and Economic Review (MYFER).

MYFER proves that even in challenging economic conditions, the Palaszczuk Government’s economic plan is working.

We are backing more jobs in more industries, building essential infrastructure and delivering high-quality frontline services that all Queenslanders have come to expect, regardless of where they live.

Since the Palaszczuk Government was elected, more than 223,000 Queensland jobs have been created, including 118,000 full time jobs.

Over the past year alone, more than half of all new Queensland jobs have been created in regions outside Greater Brisbane.

Our Government is backing Queensland jobs with measures like our $885 million payroll tax package. This includes a payroll tax discount for regional businesses and an increase in the payroll tax threshold, reducing the cost of doing business for more than 13,000 Queensland employers.

Our $51.8 billion infrastructure program is the largest four-year capital spend in nearly a decade, supporting 41,500 jobs in 2019-20 alone. Our infrastructure program includes record investments in health and education.

The Palaszczuk Government’s responsible economic management has delivered five consecutive operating surpluses. MYFER forecasts that the Government will deliver $2.1 billion in surpluses over the forward estimates.

We are keeping expenses under control. In the first six months, the Service Priority Review Office has realised savings of $715 million this financial year and $1.4 billion over the forward estimates, all without imposing redundancies.

Global economic turbulence and a slowdown in domestic economic growth have resulted in falls in commodity prices and a reduction in the size of the GST pool.

Despite the resulting revisions to royalties and GST revenue relative to Budget, revenue growth will continue to outpace expenses growth over the forward estimates, bolstering our state’s bottom line.

Growth in the national economy has slowed to rates not seen since the Global Financial Crisis, but Queensland’s economy continues to grow faster than the nation. Annual household consumption growth in Queensland is the fastest in the country, while the annual value of our merchandise exports has reached record highs since the 2019-20 Budget and now sit at $86.6 billion.

MYFER confirms our commitment to responsible economic management and to building an economy that benefits all Queenslanders.

The Honourable Jackie Trad MP

Deputy Premier

Treasurer

Minister for Aboriginal and Torres Strait Islander Partnerships

2  Mid-Year Fiscal and Economic Review 2019-20

OVERVIEW

OVERVIEW

The 2019-20 Mid-Year Fiscal and Economic Review (MYFER) provides an update on the state’s economic and fiscal position since the 2019-20 Queensland Budget.

The MYFER shows the fundamentals of the Budget and economy remain strong with highlights including:

•

A forecast net operating surplus of $151 million in 2019-20 and surpluses totalling $2.122 billion over the forward estimates, despite significant reductions in forecast GST revenue and coal royalties.

•	An increased capital program of $51.8 billion over the forward estimates, supporting 41,500 jobs in 2019-20.

•	Employment growth in 2019-20 to improve from the Budget forecast of 1 1⁄4% to 1 1⁄2%.

•	Forecast economic growth of 2 1⁄2% in 2019-20, strengthening to 2 3⁄4% in 2020-21.

•	A reduction in GST revenue from the Commonwealth of $2.5 billion since the 2018-19 Budget, over the three years to 2021-22.

•

Savings from the Service Priority Review Office of $715 million in this financial year and $1.365 billion over the forward estimates, delivered by reducing operating expenses and recovering overpayments, without imposing redundancies.

The MYFER is underpinned by strong fiscal principles that not only target ongoing reductions in Queensland’s relative debt, they also allow for responsible management of the state’s finances including establishment of the Service Priority Review Office (SPRO) to target savings across government.

The Queensland Government is staying the course and delivering on our commitment to create more jobs in more industries, against the backdrop of challenging events both global and nationally which are impacting on the Queensland economy. These include the US-China trade war, Brexit, a slowdown of the Chinese economy and Australia’s softening economy.

Both the Reserve Bank of Australia (RBA) and the Organisation for Economic Co-operation and Development have acknowledged these economic headwinds. So too Moody’s - in their recent Australia 2020 Outlook publication - who highlight that all states and territories are exposed to the global economic slowdown.

The Palaszczuk Government’s Economic Plan will continue to deliver more jobs in more industries across the state. The effectiveness of the Economic Plan is demonstrated through Queensland’s strong jobs growth: more than 223,000 jobs, including 118,000 full time jobs, have been created since January 2015.

The Palaszczuk Government is committed to delivering more jobs in more industries, in addition to building the infrastructure and providing the services Queenslanders need today and in the future. To support our current economic plan and, importantly, guarantee Queensland’s future economic success, the government will establish the Queensland Future Fund.

The Queensland Future Fund will be seeded with an initial $5 billion investment, $2 billion redirected from the Government’s existing debt retirement plan and a further $3 billion invested from the surplus in the Defined Benefit fund. The Defined Benefit fund will continue to remain in surplus.

The Government’s plan to make Queensland the place to do business is delivering considerable benefits for Queenslanders. For business, we are delivering the $885 million payroll tax relief package announced in the 2019-20 Budget, including a regional payroll tax discount, an increase in the payroll tax threshold, and rebates for employers who take on additional full-time employees.

The Palaszczuk Government continues to deliver better schools and hospitals, new and improved transport networks and build infrastructure which grows the economy. Queensland has led the nation for new industries and new frontiers and that is why we are investing in the North-West Minerals Province, the hydrogen industry and developing new export hubs.

Our Economic Plan is working to create more jobs in more industries. This strong record of economic management allows us to deliver the infrastructure, skills and services that will help us to manage growth and ensure we can all share in the future prosperity of Queensland.

The 2020-21 State Budget, brought forward to 28 April 2020, will outline further measures to support regions and businesses across the state, get more Queenslanders into work and grow the economy.

OUR ECONOMIC PLAN - MORE JOBS IN MORE INDUSTRIES

OUR ECONOMIC PLAN - MORE JOBS IN MORE INDUSTRIES

The Queensland Government’s Economic Plan is continuing to deliver growth, jobs and prosperity for Queenslanders.

Since 2015, the Palaszczuk Government’s Economic Plan has been integral in driving economic prosperity, jobs and enhancing living standards across the state, through its focus on:

•	increasing the economic opportunities available to Queenslanders

•	enhancing the capacity of Queenslanders to access and capitalise on these opportunities

•	ensuring all Queenslanders share in the prosperity and improved quality of life these opportunities deliver.

The effectiveness of the Economic Plan is demonstrated by Queensland’s strong jobs growth (up 2.1% or 1,000 jobs per week) over the year to October 2019, with more than 223,000 jobs, including 118,000 full time jobs, delivered since January 2015.

Strong participation in the workforce

New entrants into the workforce are driving higher participation rates, with women playing a bigger part in the labour market.

Under the Palaszczuk Government, female participation in the workforce has grown from 60.1% of the female working-age population in January 2015 to 61.8% in October 2019.

The Palaszczuk Government is working hard to ensure more Queenslanders can enter the workforce, including through our $885 million payroll tax package to encourage employment and through our investment in skills and training in traditional industries and new growth industries alike.

Chart 1: Participation rate, female and male, Queensland

(%, trend)

4  Mid-Year Fiscal and Economic Review 2019-20

OUR ECONOMIC PLAN - MORE JOBS IN MORE INDUSTRIES

Creating more jobs in more industries for Queenslanders, no matter where they live, is a priority of the Palaszczuk Government. We have invested in programs which have seen new business growth in manufacturing and defence, and also in innovation and technology. Our jobs programs, including Back to Work, Skilling Queenslanders for Work and Works for Queensland, are making a real difference across the state.

Our traditional sectors are still driving jobs growth, with our tourism industry supporting 151,000 jobs in Queensland and generating $12.3 billion in economic benefits in 2017-18.

Despite the strength of the state’s economy and labour market, it is critical that we maintain a strong, resilient and adaptable economy and workforce so that we can continue to respond to global factors and technological change.

The Government’s focus on driving economic growth is the right plan for the future of Queensland. We will continue to support more jobs in more industries in partnership with the private sector. That’s why we are working with the private sector to deliver two new export hubs to support new industry growth and increase exports.

Our plan to create more jobs in more industries is delivering for Queensland, with the latest ABS data showing that Queensland has over 5,000 people employed in the renewable energy industry, the highest among all states and territories. A recent report from the Climate Council highlight that projects currently under construction or about to begin will take total job creation in renewables to almost 10,000. This increase in jobs is driven by the Palaszczuk Government’s target of 50% renewable energy by 2030.

We have continued our commitment to renewable energy with the establishment of CleanCo, Queensland’s third publicly-owned power generator which is providing affordable, reliable and renewable electricity for households, business and industry. CleanCo will build, own, operate and maintain a portfolio of clean energy assets for the benefit of all Queenslanders.

In line with the Economic Plan, the Government will continue to maintain a strong focus on driving job creation across the entire state, particularly in the regions. The Plan is working, with substantial falls in the unemployment rate in several key regions over the past year, including Cairns, Townsville, Darling Downs - Maranoa and the Outback. Further, the gap between the regional and SEQ unemployment rates has narrowed considerably, from a recent peak of 2.5 percentage points in mid-2016 to 0.5 percentage points in October 2019.

ECONOMIC OVERVIEW

ECONOMIC OVERVIEW

International and national economic conditions have weakened substantially since the 2019-20 State Budget, with Australian gross domestic product (GDP) growth slowing to its lowest rate since the Global Financial Crisis.

Reflecting this more challenging external economic environment, the near-term outlook for the state’s economy has also softened since the Budget, reflecting weaker private demand and export growth.

Queensland’s economic growth is expected to be 2 1⁄2% in 2019-20, down from the 3% growth forecast at Budget but still stronger than the 2 1⁄4% national growth forecast by the RBA. Looking further ahead, economic forecasts for 2020-21 are largely unchanged since the Budget.

Key developments since the 2019-20 Budget

Since delivery of the 2019-20 Budget global and national economic conditions have continued to deteriorate, with several risks identified at Budget intensifying throughout the second half of 2019. Key developments include:

•	The intensification of the US-China trade war has continued to adversely affect the Chinese economy and the outlook for its key Asian trading partners, along with Australia.

•	A weaker outlook for industrial production growth has continued to impact the outlook for Queensland export growth.

•	Trade flows of Queensland’s major trading partners have declined, reflecting the deterioration in external conditions since the Budget was handed down.

•	Reflecting the weaker national economy, the Reserve Bank of Australia (RBA) has reduced the cash rate three times since June 2019 to an all-time low of 0.75%.

•	Continuing drought conditions are having a negative impact on agricultural exports and the conditions are seeing crop production forecasts remain lower than annual averages over the last decade.

•

The International Monetary Fund (IMF) has downgraded international and national growth forecasts, and is forecasting annual economic growth of around 1.7% in 2019 for Australia, only slightly above annual population growth.

•	Construction activity in Queensland continues to be supported by ongoing growth in domestic dwelling renovation activity.

•	Global prices for coal and minerals have declined even though demand for Queensland’s commodities has remained relatively stable since the delivery of the 2019-20 Budget.

•	The Australian dollar has weakened against the US dollar.

6  Mid-Year Fiscal and Economic Review 2019-20

ECONOMIC OVERVIEW

Table 1: Queensland economic forecasts1

	2018-19	2019-20		2020-21
	Outcome	Budget	MYFER	Budget	MYFER
Gross state product[2]	2.5	3	2 1⁄2	2 3⁄4	2 3⁄4
Employment[3]	1.5	1 1⁄4	1 1⁄2	1 1⁄2	1 1⁄2
Unemployment rate[4]	6.1	6	6 1⁄4	6	6
Inflation[3]	1.6	2	2	2 1⁄4	2
Wage Price Index[3]	2.3	2 1⁄4	2 1⁄4	2 1⁄2	2 1⁄2
Population[5]	1.8	1 3⁄4	1 3⁄4	1 3⁄4	1 3⁄4

Notes:

1.	Unless otherwise stated, all figures are annual percentage changes.
2.	Chain volume measure, 2016-17 reference year
3.	Annual percentage change, year-average.
4.	Per cent, year-average
5.	Population growth for 2018-19 is the annual growth rate in the three quarters to March quarter 2019.

Sources: ABS 3101.0, 6202.0, 6345.0, 6401.0 and Queensland Treasury.

External conditions

International

Protracted trade tensions have prompted a slowdown in the global economy, and Queensland and Australia are not immune from these global trends. Governments across the world have adopted more accommodative macroeconomic policies to buffer their economies against global headwinds and ongoing uncertainty.

In October 2019, the International Monetary Fund (IMF) World Economic Outlook noted that the pace of global economic activity remains subdued, after slowing sharply in the last three quarters of 2018. The IMF also acknowledged that a notable shift towards expansionary monetary policy has cushioned the impact of these tensions on financial market sentiment and activity, while a generally resilient service sector has supported employment growth. Nevertheless, the outlook remains precarious with global growth forecast to slow to 3.0% in 2019.

The subdued global outlook owes to a deterioration in international manufacturing activity and industrial production. The slowdown in industrial production growth over the year is expected to be the sharpest in several of Queensland’s major trading partners, with industrial production forecast to contract in Japan, South Korea and Taiwan. Weaker industrial production has impacted on demand for and prices of Queensland’s resource exports.

ECONOMIC OVERVIEW

Chart 2: Industrial production forecast for 2019, by iteration

Source: Consensus Economics.

Increased tariffs and the slowdown in manufacturing activity have been reflected in weaker global trade. Trade flows have decreased in China, Japan and South Korea. Meanwhile, in the EU area, ongoing Brexit uncertainty and trade disputes with the US have further impacted sentiment, reflected in weaker growth and a softer outlook for investment and trade in the region.

Central banks around the globe have responded to these developments. China’s central bank introduced measures to reduce the bank reserve requirement and directed banks to relax lending requirements. Despite these measures, China’s industrial production growth has continued to moderate and China’s stock market has continued a downward trend. China’s growth has moderated to 6.0% over the year to September quarter 2019, after growing 6.6% in 2018 and 6.8% in 2017.

The US economic conditions remain mixed. While the unemployment rate of 3.5% is the equal lowest since 1969, jobs growth has slowed and wages growth has declined to 3.1% in November. The Federal Reserve has cut rates three times since July 2019 with the current target range for the federal funds rate at 1.50% to 1.75%. The US economy is facing the combined challenge of low rates, low growth and low inflation.

Importantly, the global slowdown has impacted on industrial commodity prices, with the prices of most industrial metals having declined over the year, except for some affected by specific supply issues. In particular, prices for both thermal and metallurgical coal have fallen substantially, while oil prices have been volatile due to a combination of supply factors and geopolitical uncertainties.

The global economy continues to remain soft and headwinds are forecast to continue presenting ongoing challenges for the national and local economies.

National economy

Since the Budget, Australian GDP growth has slowed to its lowest rate since the Global Financial Crisis.

The domestic economic slowdown has impacted on the budgets of all states and territories. The Australian dollar remains at around decade lows against the US dollar, providing some support to goods and services exports in otherwise challenging global trading conditions.

8  Mid-Year Fiscal and Economic Review 2019-20

ECONOMIC OVERVIEW

Interest rates are at record lows. The RBA has reduced the cash rate by 75 basis points since June 2019 to its current level of 0.75%. Over the past year, the RBA has also revised down its forecast for 2019-20 GDP growth by one percentage point, to 2 1⁄4%. The RBA has also noted that further reductions in interest rates may not be sufficient to stimulate economic growth, with RBA Governor Philip Lowe recently noting that, in a world of below-average economic growth, employment and inflation, that he “would hope other policy options were also on the country’s agenda.”

Ongoing weakness in retail trade outcomes suggest tax and interest rate cuts since Budget are yet to have a meaningful impact on consumer spending. Further, private investment has also been weaker than anticipated at Budget.

Residential property prices have stabilised, following falls over the year to June 2019, underpinned by robust population growth and lower interest rates. Nationally, new housing approvals are around 40% lower than their late-2017 highs. Consequently, housing construction across the country is forecast to remain subdued for the next 18 to 24 months.

A sustained lower Australian dollar and rising incomes in the Asian middle class are providing some support for Australia’s services exports, particularly through ongoing strength in tourism activity and overseas student enrolments. However, the benefits of the low Australian dollar have not fully offset the challenges created by the weakness in global trade and economic activity.

Queensland conditions

Economic growth in Queensland is now expected to be 2 1⁄2% in 2019-20, slightly softer than the 3% growth forecast at the time of the 2019-20 Budget. Revisions to the economic growth rate in Queensland are in line with the size of downward revisions to Australia’s economic growth rate over the course of 2019.

Looking ahead, GSP growth is forecast to pick up to 2 3⁄4% in 2020-21 as domestic components of the economy gather some momentum, particularly with dwelling investment expected to recover after declining for three consecutive years.

Household consumption

Household consumption growth is expected to be slightly lower than anticipated at the time of the Budget, although the most recent national accounts data show that household consumption in Queensland over the past year grew faster than in any other state or territory.

Nevertheless, the level of household spending remains subdued as a result of lower household income growth and softer consumer sentiment. There is little evidence to suggest that record-low interest rates and federal income tax cuts have increased household consumption.

Dwelling investment

Continued caution by households has also resulted in the outlook for dwelling investment in 2019-20 being softer than at Budget. However, with apartment approvals appearing to have bottomed out, dwelling investment is expected to return to growth in 2020-21. Renovation activity is expected to continue to grow solidly, with households preferring to invest in their current homes in an uncertain environment.

Softer dwelling investment is also expected to weigh on related consumer spending on household goods and furnishings, contributing to the subdued outlook for consumption growth.

ECONOMIC OVERVIEW

Business investment

The outlook for business investment remains broadly in line with the modest growth anticipated at Budget, notwithstanding global trade tensions, uncertainty and ongoing drought.

Leading indicators of investment point to a strengthening of commercial construction. Machinery and equipment investment is also expected to continue its recent growth, supported by lower interest rates and capacity utilisation remaining at around its long-term average.

Chart 3: Queensland Business Investment1

Note:

1.	Chain volume measure, 2016-17 reference year, 2019-20 and 2020-21 are forecasts.

Source: Queensland Treasury.

Public final demand

Public final demand increased by 4.4% in 2018-19 and is forecast to continue to grow solidly in 2019-20 and 2020-21. The ongoing roll-out of the Queensland Government’s capital works program, including a record spend on education facilities and investments in ports and export infrastructure, is expected to underpin ongoing solid growth in public final demand.

Overseas exports

As expected at the time of the Budget, the contribution of the trade sector remains broadly flat across 2019-20 and 2020-2021. Continued trade tensions and the adverse impacts of the current drought are providing ongoing challenges to the outlook for exports, and these are only partially offset by weaker growth in overseas imports. Conversely, a substantially lower Australian dollar is providing some support to exporters.

10  Mid-Year Fiscal and Economic Review 2019-20

ECONOMIC OVERVIEW

Coal

Demand for metallurgical coal has remained buoyant. However, spot prices have declined by around $75 USD per tonne from $221 USD per tonne at the end of 2018 to around $140 USD per tonne in November 2019.

Queensland coal exports are forecast to grow modestly over the forward estimates period, but it is unlikely that prices will return to recent highs in the near term.

Trade pressures and subdued global growth have impacted global demand with spot thermal coal prices down by around 10% since Budget. Over the year to November 2019 spot thermal coal prices have fallen from over $100 USD to around $65 USD per tonne.

LNG

LNG export volumes have grown modestly, with higher export values driven primarily by higher prices combined with the lower Australian dollar.

Queensland LNG exports outstripped thermal coal exports in value over the last year, a trend that is set to continue as LNG continues to be the fastest-growing gas supply source globally.

Metals

The expected volume of base metal exports is largely unchanged from Budget. Queensland metal exports rose 11.8% in 2018-19, driven by zinc and lead exports as new mines commenced and Glencore operations restarted. Looking ahead, exports are forecast to grow further in 2019-20, mainly reflecting a strong increase in aluminium production due to the ramp up at Rio Tinto’s Amrun mine.

Agricultural

The outlook for agriculture exports has weakened since the Budget. With below-average rainfall likely to persist in the short term, crop exports are expected to decline until 2020-21. Meanwhile, the recent reduction in the cattle herd as a result of the drought and the north Queensland floods will likely see graziers undertaking restocking when conditions improve, which may constrain beef production and exports for some time.

Services

Queensland exports of services remain strong, underpinned by overseas tourism and education exports. Total overseas services exports exceeded $19 billion in 2018-19. Queensland tourism and education export revenue will continue to be supported by rising incomes in Asia as well as a competitive Australian dollar. However, there is volatility in many Asian markets which may impact demand in the short and medium term. The outlook for this sector remains largely unchanged since the time of the Budget, however it is not immune from a downturn should the weakness in the global economy intensify.

Offsetting some of the challenges faced by key export sectors, forecast growth in overseas imports is lower than at Budget, primarily reflecting more subdued consumption growth. As a result, this has helped mitigate the detraction of the trade sector from overall GSP growth.

ECONOMIC OVERVIEW

Labour market

Despite softer economic growth in 2019-20, employment has grown strongly in the first four months of the financial year, with jobs growth now forecast to reach 1 1⁄2% in 2019-20, stronger than the 1 1⁄4% forecast at the time of the Budget.

An increase in labour force participation to 66.1% of the working age population has accompanied the increase in employment growth, as more Queenslanders have been encouraged to enter or re-enter the labour force. As a result, the state’s unemployment rate is forecast to average 6 1⁄4% in 2019-20 before easing to 6% in 2020-21, in line with the Budget forecast.

Labour market conditions in regional Queensland have continued to converge with those in South East Queensland, with the gap between the regional and South East Queensland unemployment rates narrowing considerably, from 2.5 percentage points in mid-2016 to just 0.5 percentage points in October 2019.

Over the year to October 2019, key areas of regional Queensland have continued to record unemployment rates lower than in the south east corner, including Darling Downs-Maranoa (4.4%), Cairns (4.8%) and Mackay-Isaac-Whitsunday (5.6%). Further, strong domestic tourism conditions have continued to support positive labour market conditions in Queensland’s key tourism regions of Cairns, Gold Coast, Sunshine Coast and Brisbane.

Any upward pressure on wages is expected to be limited over the medium term, as outlined in the 2019-20 Budget. However, the ongoing modest consumer price inflation outlook means that wages are still expected to continue to grow in real terms over the forecast period.

Chart 4: Employment growth and unemployment rate, Queensland1

Note:

1.	Year-average. 2019-20 and 2020-21 are forecasts.

Sources: ABS 6202.0 and Queensland Treasury.

12  Mid-Year Fiscal and Economic Review 2019-20

ECONOMIC OVERVIEW

Risks to the outlook

Several external risks identified in the 2019-20 Budget remain current and global trade friction continues to negatively impact Queensland’s major trading partners. This heightened uncertainty, including ongoing volatility in global and domestic share markets, may continue to dent business and consumer confidence.

Since the Budget, the US-China trade war has continued, with slowing growth in China increasing the risk that demand for key industrial commodities will be impaired.

The drought continues to impact the agriculture sector and the path to recovery in this sector remains uncertain despite global demand for Queensland’s quality agricultural produce. Record low rainfall and above-average temperatures in some parts of the state continue to impact output across the agriculture sector.

On the upside, solid population growth, record low interest rates and the sustained low Australian dollar should help mitigate some of the impacts of key risks to the state’s economy. Further, despite the global challenges, Queensland businesses continue to invest across the state, including in both mining related and renewable energy projects. The Government will continue to provide an environment that encourages and facilitates investment in all sectors of the economy.

FISCAL OVERVIEW

FISCAL OVERVIEW

The key fiscal aggregates of the General Government Sector are outlined in Table 3.

Table 3: General Government Sector – key fiscal aggregates1

	2018-19	2019-20	2019-20	2020-21	2021-22	2022-23
	Actual[2]	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Revenue	59,834	60,387	59,914	61,715	63,366	65,194
Expenses	58,842	60,198	59,763	61,482	62,771	64,051
Net operating balance	992	189	151	234	595	1,142
PNFA[3]	5,764	6,727	7,223	7,476	8,383	6,612
Fiscal balance	(2,191)	(3,527)	(4,068)	(4,633)	(4,597)	(1,815)
Borrowing with QTC[4]	29,468	32,781	31,774	34,772	40,092	43,111
Leases and similar arrangements[5]	2,612	5,824	6,071	7,845	7,715	7,738
Securities and derivatives	121	122	121	121	121	121
Non-financial Public Sector
Borrowing with QTC[4]	67,576	71,954	70,832	75,055	80,688	83,294
Leases and similar arrangements[5]	2,612	6,217	6,481	8,220	8,054	8,040
Securities and derivatives	720	544	544	478	458	460

Notes:

1.	Numbers may not add due to rounding. Bracketed numbers represent negative amounts.
2.	Reflects published actuals.
3.	PNFA: Purchases of non-financial assets.
4.	Queensland Treasury Corporation.
5.	This includes adoption of new accounting standard AASB 16 Leases.

14  Mid-Year Fiscal and Economic Review 2019-20

FISCAL OVERVIEW

Net Operating Balance

The General Government sector net operating surplus is $151 million in 2019-20. As shown in Table 3, this is a reduction of $38 million on the 2019-20 Budget estimated forecast surplus of $189 million.

This position has prevailed in the face of a decline of $677 million reduction in royalties and additional declines in the GST pool of $202 million.

The Better Budget and Better Services program being implemented by the Service Priority Review Office has delivered reductions in expenses of $1.365 billion over the forward estimates, which has buffered the State Budget against the shocks being felt in the national and local economy.

The reduction in forecast GST revenue and transfer duties identified in the 2019-20 Budget is expected to continue to negatively impact the net operating balance across the forward estimate period. The GST reduction reflects an ongoing downward revision to Queensland’s share of the national GST revenue pool by the Commonwealth Grants Commission.

Chart 5: Net operating balance 2019-20 to 2022-23

FISCAL OVERVIEW

Table 4 provides a breakdown of the movements in the net operating balance since the 2019-20 Budget.

Table 4: Reconciliation of net operating balance, 2019-20 Budget to 2019-20 MYFER1

	2019-20	2020-21	2021-22	2022-23
	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million
2019-20 Budget Net operating balance	189	313	483	787
Royalty revisions	(677)	(222)	(108)	(128)
Taxation revisions	(18)	(43)	(46)	(50)
Change to net flows from PNFC and PFC entities	(49)	(197)	(172)	(155)
GST revisions	(202)	(212)	(190)	(220)
Other adjustments[2]	908	595	628	908
2019-20 MYFER Net operating balance	151	234	595	1,142

Notes:

1.	Numbers may not add due to rounding.
2.

Includes changes in interest expenses, SPRO savings, depreciation, growth funding, swaps, deferrals and administered revenue, NDRRA net impacts, Australian Government funding revisions, additional policy measures.

Revenue

General Government revenue in 2019-20 is estimated to be $59.914 billion, $473 million (0.8%) less than the 2019-20 Budget estimate. Revenue forecasts over the forward estimates have been revised downwards by $14 million in 2020-21, $217 million in 2021-22 and $347 million in 2022-23. This is due to a sharper than anticipated decline in coal prices in this financial year to the forecast price over the forward estimate period, along with downward revisions to GST revenue, tax collections and dividends.

Over the period 2019-20 to 2022-23, royalties have been revised down by $1.135 billion, with revisions from 2020-21 onwards driven by lower coal prices and downward revisions to other mineral and petroleum royalties.

Land tax revenue has been revised down by $291 million over the period 2019-20 to 2022-23, following consultation with industry regarding implementation of the Foreign Surcharge. The Queensland Government is committed to maintaining competitive taxation settings, and will establish guidelines, in consultation with stakeholders, that provide relief for commercial activities that make a significant contribution to the state economy. This will ensure Queensland continues to be an attractive destination for investment.

Compared to the 2019-20 Budget outlook, GST revenue is expected to be the lower by $824 million across the period 2019-20 to 2022-23. Compared to the 2018-19 Budget, GST revenue is expected to be $2.5 billion less than projected over the period to 2022-23. The GST revision reflects reductions in the expected size of the GST pool and changes in state circumstances, such as the downward revisions to Victoria and NSW transfer duty estimates.

Total revenues are expected to grow at an average of 2.2% over the four years to 2022-23, consistent with the 2019-20 Budget.

16  Mid-Year Fiscal and Economic Review 2019-20

FISCAL OVERVIEW

Expenses

General Government expenses in 2019-20 are estimated to be $59.763 billion, lower than in the 2019-20 Budget. The reduction is a result of the savings identified by the Service Priority Review Office better budget and better services savings, reduced interest expenses on borrowing with QTC as a result of lower interest rates and lower borrowings, partly offset by updated estimates of payments to the National Disability Insurance Agency reflecting the terms of the agreement recently reached with the Australian Government regarding transition to the National Disability Insurance Scheme.

Expenses over the next four years are expected to be lower than at the 2019-20 Budget and to decline in real per capita terms.

General Government expenses are estimated to grow at an average annual rate of 2.1% over the four years to 2022-23, compared with the 2.3% forecast in the 2019-20 Budget. Decreases in expenses over the four years reflect the Government’s commitment to delivering services to the public in the most efficient and effective manner to ensure all Queenslanders are getting value for money.

The Government’s ongoing commitment to putting downward pressure on electricity prices will continue to contribute to the net flows from Government Owned Corporations, including a $49 million reduction in 2019-20.

Better budgets and better services

At the 2019-20 Budget, the government established a Service Priority Review Office (SPRO) in Queensland Treasury. Treasury is working in partnership with the Department of the Premier and Cabinet to drive the better budget outcomes to ensure Queenslanders continue to receive the best possible services and infrastructure.

The savings have offset revenue declines by reducing operating expenses resulting in savings of $715 million in 2019-20 by:

•	Improving practices around the administration of Commonwealth taxes paid by state government entities

•	Improving efficiency of cash management, leading to reduced borrowing costs

•	Improving value for money across procurement by spending less on consultancies.

To date we have realised savings of $1.365 billion over the forward estimate period. These savings have been achieved without compromising frontline service delivery.

The program of work will continue to be implemented and savings will be used to offset any future deterioration in revenues or be returned to the budget to reduce borrowing requirements.

Better budgeting has also led to a reduction in interest expenses delivering $140 million in savings to the budget.

FISCAL OVERVIEW

Emerging Fiscal Pressures

At any given time, issues with potentially significant fiscal impacts will exist. However, until they have been considered by Government and have formal agreements in place, uncertainty remains as to when these issues will impact the net operating balance. As a result, the below emerging fiscal pressures have not been included in the current fiscal estimates.

Health Funding - National Health Reform Agreement

Currently, the Australian Government is negotiating with State and Territory Governments on an Addendum to the National Health Reform Agreement, to take effect from 1 July 2020 to 30 June 2025. A number of issues remain unresolved, which risks undermining the integrity of the national funding model and the ability of jurisdictions to plan and manage health services. The Queensland Government is committed to working with all jurisdictions and the Australian Government to secure an agreement that restores confidence and predictability to national health funding and ensures the effectiveness and sustainability of the public hospital system.

Native Title Compensation Settlement

The Government has a potentially significant liability with respect to compensation arising from acts that have extinguished or impaired native title since 1975. The High Court decision in relation to Griffiths v Northern Territory of Australia (known as the Timber Creek case) that was handed down on 13 March 2019 provide some guidance for calculating native title compensation. At 31 October 2019, there were 141 native title determinations over approximately 30% of Queensland’s total land area and a further 55 active claims for native title determination over a further 30% of the state. Any of the determinations may give rise to a native title compensation claim.

January 2011 flood events

In 2014, certain property owners commenced a class action making claims against the state, Seqwater and SunWater in respect of the January 2011 flood. On 29 November 2019, the Court found one plaintiff’s claim in negligence established against all parties and addressed a series of questions that apply to members of the class but are not determinative of the outcome of their claims. The state is considering its legal options. Whilst the state and its entities do have their own insurance arrangements, at this stage, the state is not in a position to reliably estimate the financial implications of the judgement for the state and its entities.

18  Mid-Year Fiscal and Economic Review 2019-20

BALANCE SHEET

BALANCE SHEET

The Palaszczuk Government remains focused on delivering the services and infrastructure to meet the needs of a modern Queensland and its diverse communities. To achieve this, the Government continues to deliver on its revised $51.8 billion capital program over four years to 2022-23.

The Government maintains its commitment to strong fiscal management while keeping income-generating assets in public hands and managing borrowings at sustainable levels. The cost of borrowings is at decade lows which has meant that borrowings from QTC in this financial year are $1.007 billion lower than forecast.

The Queensland Future Fund – Planning for our future

The Palaszczuk Government is committed to delivering more jobs in more industries, in addition to building the infrastructure and providing the services Queenslanders need today and in the future. To support our current economic plan and, importantly, guarantee Queensland’s future economic success, the government will establish the Queensland Future Fund.

The Queensland Future Fund will be seeded with an initial $5 billion investment, $2 billion redirected from the Government’s existing debt retirement plan and a further $3 billion invested from the surplus in the Defined Benefit fund. The Defined Benefit fund will continue to remain in surplus.

The interest and investment returns from the Future Fund will be quarantined and returned to the fund meaning it will grow over time to offset any borrowings. Withdrawals from the fund will only be used for paying down debt.

The Queensland Future Fund will be managed by our internationally renowned investment arm, Queensland Investment Corporation (QIC), who have been returning significant earnings back to the Queensland taxpayer for decades through the sound investment management of our fully funded Defined Benefits scheme.

The Fund, similar to the NSW Generations Fund, will be established under an Act of the Queensland Parliament, and will require that funds can only be used to pay down debt. These laws will also provide a new 100% guarantee of the state’s future Defined Benefit liabilities, to provide strengthened protection in addition to other legislation already in place.

The Palaszczuk Government is delivering the jobs, infrastructure and services we need today but also ensuring we manage today’s budget with an eye to the future and the generations of Queenslanders who will follow.

The establishment of the Queensland Future Fund will ensure our generation have put in place a long-term sustainable plan – guaranteed by law – to alleviate the debt burden on future generations of Queenslanders.

BALANCE SHEET

General Government sector

General Government Sector borrowings remain in line with forecasts made in the 2019-20 Budget. The Defined Benefit scheme remains in a sustainable surplus funding position as advised by the State Actuary.

The delivery of savings from activities within the Service Priority Review Office has assisted with providing a buffer from some of the impacts from the volatile external economic environment.

Queensland’s growing population continues to increase the demand for public services and infrastructure. The Government’s commitment to fiscally responsible capital investment will ensure that high-quality infrastructure continues to be delivered to Queenslanders, regardless of where they live. Forecast operating surpluses mean that the Government is not borrowing to fund ongoing operations, including the operating expenditure of health and education.

Non-Financial Public Sector

The Non-Financial Public Sector (NFPS) is the consolidation of the General Government and the Public Non-Financial Corporations Sectors, with transactions between these sectors eliminated.

NFPS borrowings are primarily held by Government Owned Corporations and are supported by income-generating assets including key pieces of economic infrastructure maintained in public ownership.

NFPS borrowings in 2019-20 are expected to be $1.122 billion lower than anticipated in the 2019-20 Budget, notwithstanding the additional commitment to the capital program.

A new accounting standard, AASB 16 Leases, applies to public and private sectors in Australia from 1 July 2019. The new standard has impacted the accounting presentation of corporate and government accounts across Australia from July 2019. Previously, only finance leases were accounted for on balance sheet. Under the new standard, operating leases are also classified as borrowings for GFS purposes.

Capital Program

The total capital program over the four years to 2022-23 is estimated to be $51.844 billion. This is the largest capital spend since the 2010-11 Budget. Large projects include Cross River Rail, upgrades to the Bruce Highway, commitment to the Gold Coast Light Rail Stage 3, regional roads such as the Smithfield Bypass and regional capacity in ports, the delivery of the Townsville Stadium, new high schools in Brisbane and additional investment in education facilities across the state.

General Government sector

The General Government capital program in 2019-20 is estimated to be $10.211 billion, $756 million higher than estimated in the 2019-20 Budget. This is largely due to cash flows in 2019-20 for work completed in the prior year and an increase in capital grants. Over the four years to 2022-23, the capital program comprises $29.695 billion in purchases of non-financial assets, $5.252 billion in capital grants and $4.662 billion in finance leases representing a total capital program of $39.608 billion, $2.55 billion higher that estimated in the 2019-20 Budget.

Non-Financial Public Sector

Purchases of non-financial assets in the Non-Financial Public Sector are estimated to be $10.727 billion in 2019-20, $504 million higher than projected at the time of the 2019-20 Budget. Over the four years to 2022-23, purchases of non-financial assets are expected to be $41.959 billion, with capital grants and finance leases expected to be $5.212 billion and $4.674 billion respectively, bring the total capital program to $51.844 billion.

20  Mid-Year Fiscal and Economic Review 2019-20

INTERGOVERNMENTAL FINANCIAL RELATIONS

INTERGOVERNMENTAL FINANCIAL RELATIONS

Payments for specific purposes

Payments from the Australian Government contribute to Queensland’s ability to meet its current and future service delivery and infrastructure responsibilities. Unfortunately, the Australian Government continues to create uncertainty around these payments by seeking to impose unwarranted conditions, delaying advice on funding extensions or unilaterally changing the basis of payments, all which impacts Queensland’s ability to plan and deliver critical services and infrastructure.

In recent years, funding agreements from the Australian Government have become increasingly prescriptive, with additional conditions—sometimes enshrined in Commonwealth legislation—attached to the receipt of funding. These arrangements reduce states’ flexibility in the delivery of services and create inefficiencies and complexities in the way funding arrangements are being given effect.

The Australian Government recently agreed to fast-track spending on a host of road and rail projects across Queensland as most of the road and rail infrastructure spending announced in the federal budget was funded beyond the forward estimates. Queensland would welcome the Australian Government increasing its commitment to jointly funding the maintenance of existing assets, given the role they can continue to play in supporting Queenslanders for many decades to come.

General revenue assistance

The Commonwealth Grants Commission, responsible for recommending GST distribution to the Australian Government, is finalising a major review of its method, including all state revenue capacity and expenditure needs. The review report is due in early 2020. Any recommendations will impact Queensland’s GST share from 2020-21 and will be implemented concurrently with the Australian Government’s legislated changes to GST, introduced in November 2018. The Queensland Government supports a transparent and independent review process and is an active participant in the process.

GOVERNMENT FISCAL PRINCIPLES

GOVERNMENT FISCAL PRINCIPLES

The Government remains committed to its fiscal principles, which underpin the development of the state’s fiscal strategy and financial decision-making.

Table 5: The fiscal principles of the Queensland Government

Principle	Indicator
	General Government debt to revenue ratio
		2019-20 Budget		2019-20 MYFER
		%		%
		Excludes AASB16 Impacts	Includes AASB16 Impacts
Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio Note: The debt to revenue ratio includes borrowings from QTC; leases and similar arrangements and securities and derivatives. Budget Paper 2 2019-20 was reported including and excluding the impact of AASB16 Leases. Going forward, the debt to revenue ratio will include AASB16 impacts.	2018–19	54	54	54
	2019–20	61	64	63
	2020–21	65	69	69
	2021–22	71	74	76
	2022–23	73	76	78

	General Government net operating cashflows as a proportion of purchases of net investments in non-financial assets
		2019-20 Budget		2019-20 MYFER
		%		%
Target net operating surpluses that ensure any new capital investment in the General Government sector is funded primarily through recurrent revenues rather than borrowing	2018–19	79		106
	2019–20	60		56
	2020–21	64		56
	2021–22	55		49
	2022–23	70		64

	Non-financial Public Sector purchases of non-financial assets
		2019-20 Budget		2019-20 MYFER
		($ million)		($ million)
The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging	2018–19	8,856		8,460
	2019–20	10,223		10,727
	2020–21	10,447		10,834
	2021–22	11,210		11,401
	2022–23	8,640		8,997

	General Government own-source revenue to GSP
Maintain competitive taxation by ensuring that General Government sector own-source revenue remains at or below 8.5% as a proportion of nominal gross state product, on average, across the forward estimates	2019-20 Budget:			8.5%
	2019-20 MYFER:			8.5%
	Average across the forward estimates:			8.2%
Target full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice	As at the last actuarial review (as at 30 June 2018), accruing superannuation liabilities were fully funded. The WorkCover scheme was also fully funded as at 30 June 2019.
Maintain a sustainable public service by ensuring that overall growth in full-time equivalent (FTE) employees, on average over the forward estimates, does not exceed population growth	FTE growth
	Average across the forward estimates:			1.7%
	Population growth
	Average across the forward estimates:			1 3⁄4%

22  Mid-Year Fiscal and Economic Review 2019-20

GOVERNMENT FISCAL PRINCIPLES

Principle 1 – Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio

A primary fiscal focus for the Government is managing the debt of the General Government sector and servicing this debt from within the General Government sector through tax revenue, charges and royalties. Targeting ongoing reductions in the debt to revenue ratio enables the Government to improve the state’s fiscal sustainability.

The General Government sector’s debt to revenue ratio has fallen substantially from a peak of 91% in 2012-13 to 63% in the 2019-20 MYFER, which is slightly lower than forecast at the 2019-20 Budget.

As outlined in the 2019-20 Budget Paper 2, AASB 16 Leases, applies to all government and private sector reporting entities. This means operating leases that previously were not recognised on the balance sheet are included as lease liabilities and lease assets. There is no material change to the state’s underlying financial sustainability.

Principle 2 – Target net operating surpluses that ensure any new capital investment in the General Government sector is funded primarily through recurrent revenues rather than borrowing

The actual outcome in 2018-19 demonstrates that new capital investment was funded from recurrent revenues in that year. Across the forward estimates, more than half of the General Government sector’s capital investment is expected to be funded from net operating cashflows.

Principle 3 – The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging

The 2019-20 MYFER sees Non-Financial Public Sector purchases of non-financial assets (capital purchases) increase from $8.46 billion in 2018-19 to $10.727 billion in 2019-20. Capital purchases over the next three years (2020-21 to 2022-23) average $10.5 billion per annum.

Principle 4 – Maintain competitive taxation by ensuring that General Government sector own–source revenue remains at or below 8.5% as a proportion of nominal gross state product, on average, across the forward estimates

General Government own-source revenue is forecast to be 8.5% of nominal gross state product (GSP) in 2019-20 and an average of 8.2% across the forward estimates. This ensures the Government’s revenue efforts do not constrain economic activity or place undue burden on households. Tax revenue will remain below the ten-year peak of 4.3% of GSP observed in 2014-15.

Principle 5 – Target full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice

Consistent with the long-standing practice of successive governments, the Palaszczuk Government is committed to ensuring the state sets aside assets, on an actuarially determined basis, to meet long term liabilities such as superannuation and WorkCover.

The latest full actuarial review of the QSuper scheme, as at 30 June 2018 found the scheme to be fully funded. WorkCover is also fully funded as at 30 June 2019.

Principle 6 – Maintain a sustainable public service by ensuring that overall growth in full-time equivalent (FTE) employees, on average over the forward estimates, does not exceed population growth

Across the forward estimates, average growth in full-time equivalent employees is 1.7%, in line with expected population growth.

UNIFORM PRESENTATION FRAMEWORK

UNIFORM PRESENTATION FRAMEWORK

Table 6: General Government Sector Operating Statement1

	2018-19	2019-20	2019-20	2020-21	2021-22	2022-23
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Revenue from Transactions
Taxation revenue	14,165	15,164	15,145	15,735	16,555	17,474
Grants revenue	28,307	28,003	28,261	30,241	30,797	31,413
Sales of goods and services	5,789	6,004	6,107	6,290	6,355	6,427
Interest income	2,191	2,141	2,047	1,986	1,929	1,933
Dividend and income tax equivalent income	2,786	2,237	2,187	1,446	1,483	1,673
Other revenue	6,596	6,837	6,167	6,018	6,247	6,274
Total Revenue from Transactions	59,834	60,387	59,914	61,715	63,366	65,194

Less Expenses from Transactions
Employee expenses	24,019	25,396	25,511	25,788	26,774	27,804
Superannuation expenses
Superannuation interest cost	642	516	346	273	329	375
Other superannuation expenses	3,012	3,093	3,097	3,167	3,217	3,254
Other operating expenses	16,490	15,790	15,176	15,816	16,255	16,453
Depreciation and amortisation	3,451	3,961	3,951	4,088	4,223	4,325
Other interest expenses	1,581	1,688	1,544	1,637	1,687	1,705
Grants expenses	9,647	9,754	10,139	10,712	10,287	10,134
Total Expenses from Transactions	58,842	60,198	59,763	61,482	62,771	64,051

Equals Net Operating Balance	992	189	151	234	595	1,142

Plus Other economic flows - included in operating result	(819)	16	(275)	31	160	260

Equals Operating Result	173	204	(124)	265	755	1,402

Plus Other economic flows - other movements in equity	5,624	2,495	424	3,084	3,078	3,406

Equals Comprehensive Result - Total Change In Net Worth	5,796	2,699	300	3,349	3,833	4,808

KEY FISCAL AGGREGATES

Net Operating Balance	992	189	151	234	595	1,142

Less Net Acquisition of Non-financial Assets
Purchases of non-financial assets	5,764	6,727	7,223	7,476	8,383	6,612
Less Sales of non-financial assets	312	305	306	254	259	253
Less Depreciation	3,451	3,961	3,951	4,088	4,223	4,325
Plus Change in inventories	61	17	19	32	(3)	(11)
Plus Other movements in non-financial assets	1,121	1,238	1,234	1,701	1,293	935
Equals Total Net Acquisition of Non-financial Assets	3,182	3,716	4,219	4,867	5,192	2,958

Equals Fiscal Balance	(2,191)	(3,527)	(4,068)	(4,633)	(4,597)	(1,815)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

24  Mid-Year Fiscal and Economic Review 2019–20

UNIFORM PRESENTATION FRAMEWORK

Table 7: Public Non-financial Corporations Sector Operating Statement1

	2018-19	2019-20	2019-20	2020-21	2021-22	2022-23
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Revenue from Transactions
Grants revenue	605	588	589	500	503	487
Sales of goods and services	13,060	11,981	11,940	11,570	11,898	12,489
Interest income	80	55	82	81	85	91
Dividend and income tax equivalent income	13	13	13	13	13	13
Other revenue	497	474	428	345	340	358
Total Revenue from Transactions	14,256	13,111	13,051	12,510	12,838	13,438

Less Expenses from Transactions
Employee expenses	1,877	2,152	2,146	2,163	2,190	2,231
Superannuation expenses
Superannuation interest cost	(12)	—	—	—	—	—
Other superannuation expenses	223	216	216	222	226	231
Other operating expenses	5,080	3,998	3,914	3,973	3,959	4,183
Depreciation and amortisation	2,585	2,857	2,830	2,877	2,954	2,960
Other interest expenses	1,860	1,847	1,846	1,828	1,817	1,794
Grants expenses	26	17	17	18	18	19
Other property expenses	948	724	722	504	499	547
Total Expenses from Transactions	12,587	11,811	11,690	11,584	11,663	11,965

Equals Net Operating Balance	1,669	1,300	1,361	926	1,175	1,473

Plus Other economic flows - included in operating result	179	7	(26)	(63)	(123)	(330)

Equals Operating Result	1,848	1,307	1,335	863	1,052	1,143

Plus Other economic flows - other movements in equity	(1,116)	(823)	(642)	(109)	(439)	(564)

Equals Comprehensive Result - Total Change In Net Worth	732	484	693	753	613	579

KEY FISCAL AGGREGATES

Net Operating Balance	1,669	1,300	1,361	926	1,175	1,473

Less Net Acquisition of Non-financial Assets
Purchases of non-financial assets	2,687	3,496	3,504	3,358	3,018	2,384
Less Sales of non-financial assets	33	21	22	5	1	5
Less Depreciation	2,585	2,857	2,830	2,877	2,954	2,960
Plus Change in inventories	29	(2)	(2)	(5)	0	5
Plus Other movements in non-financial assets	100	71	75	87	90	96
Equals Total Net Acquisition of Non-financial Assets	198	687	724	558	153	(479)

Equals Fiscal Balance	1,471	613	637	368	1,022	1,952

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

UNIFORM PRESENTATION FRAMEWORK

Table 8: Non-financial Public Sector Operating Statement1

	2018-19	2019-20	2019-20	2020-21	2021-22	2022-23
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Revenue from Transactions
Taxation revenue	13,876	14,867	14,849	15,414	16,209	17,111
Grants revenue	28,338	28,028	28,288	30,271	30,826	31,443
Sales of goods and services	16,684	15,845	15,945	15,593	15,878	16,558
Interest income	2,219	2,160	2,089	2,028	1,970	1,974
Dividend and income tax equivalent income	160	164	164	171	192	211
Other revenue	7,057	7,207	6,489	6,043	6,215	6,369
Total Revenue from Transactions	68,334	68,272	67,823	69,520	71,290	73,665

Less Expenses from Transactions
Employee expenses	25,786	27,430	27,537	27,829	28,839	29,909
Superannuation expenses
Superannuation interest cost	630	516	346	273	329	375
Other superannuation expenses	3,235	3,309	3,313	3,389	3,443	3,485
Other operating expenses	19,349	17,539	16,877	17,199	17,463	18,012
Depreciation and amortisation	6,036	6,818	6,781	6,965	7,177	7,286
Other interest expenses	3,233	3,330	3,182	3,238	3,248	3,222
Grants expenses	9,098	9,208	9,594	10,257	9,830	9,693
Total Expenses from Transactions	67,367	68,148	67,629	69,149	70,329	71,982

Equals Net Operating Balance	967	124	194	372	962	1,683

Plus Other economic flows - included in operating result	(742)	(183)	(397)	(162)	(188)	(346)

Equals Operating Result	225	(60)	(203)	210	773	1,336

Plus Other economic flows - other movements in equity	5,570	2,759	503	3,139	3,059	3,472

Equals Comprehensive Result - Total Change In Net Worth	5,795	2,699	300	3,349	3,833	4,808

KEY FISCAL AGGREGATES

Net Operating Balance	967	124	194	372	962	1,683

Less Net Acquisition of Non-financial Assets
Purchases of non-financial assets	8,460	10,223	10,727	10,834	11,401	8,997
Less Sales of non-financial assets	345	326	329	259	260	257
Less Depreciation	6,036	6,818	6,781	6,965	7,177	7,286
Plus Change in inventories	90	15	16	27	(3)	(6)
Plus Other movements in non-financial assets	1,221	1,309	1,309	1,788	1,383	1,031
Equals Total Net Acquisition of Non-financial Assets	3,390	4,403	4,943	5,425	5,345	2,479

Equals Fiscal Balance	(2,422)	(4,279)	(4,749)	(5,053)	(4,383)	(796)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

26  Mid-Year Fiscal and Economic Review 2019-20

UNIFORM PRESENTATION FRAMEWORK

Table 9: General Government Sector Balance Sheet1

	2018-19	2019-20	2019-20	2020-21	2021-22	2022-23
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Assets
Financial Assets
Cash and deposits	1,868	407	532	438	445	454
Advances paid	667	620	611	620	644	666
Investments, loans and placements	32,557	31,318	31,504	30,523	30,373	30,180
Receivables	4,503	4,019	3,887	3,390	3,695	4,533
Equity
Investments in other public sector entities	23,049	24,435	23,741	24,495	25,108	25,687
Investments - other	150	147	146	146	146	146
Total Financial Assets	62,793	60,945	60,421	59,612	60,411	61,666

Non-financial Assets
Land and other fixed assets	211,257	212,382	219,005	225,565	231,992	236,368
Other non-financial assets	6,700	6,874	6,916	7,133	7,156	7,236
Total Non-financial Assets	217,957	219,256	225,921	232,698	239,149	243,605

Total Assets	280,750	280,202	286,342	292,311	299,559	305,271

Liabilities
Payables	5,142	4,148	4,938	5,009	5,069	5,122
Superannuation liability	26,986	25,567	27,686	25,820	23,982	21,710
Other employee benefits	7,428	7,177	7,670	7,753	7,899	7,994
Deposits held	—	2	—	—	—	—
Advances received	2,692	1,616	1,710	1,455	1,485	1,584
Borrowing with QTC	29,468	32,781	31,774	34,772	40,092	43,111
Leases and other similar arrangements	2,612	5,824	6,071	7,845	7,715	7,738
Securities and derivatives	121	122	121	121	121	121
Other liabilities	4,796	4,068	4,566	4,382	4,211	4,096
Total Liabilities	79,246	81,306	84,537	87,157	90,573	91,476

Net Worth	201,505	198,896	201,805	205,154	208,986	213,795

Net Financial Worth	(16,452)	(20,361)	(24,116)	(27,545)	(30,162)	(29,810)
Net Financial Liabilities	39,501	44,796	47,858	52,039	55,270	55,497
Net Debt	(198)	8,001	7,030	12,611	17,951	21,254

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

UNIFORM PRESENTATION FRAMEWORK

Table 10: Public Non-financial Corporations Sector Balance Sheet1

	2018-19 Actual $ million	2019-20 Budget $ million	2019-20 MYFER $ million	2020-21 Projection $ million	2021-22 Projection $ million	2022-23 Projection $ million
Assets
Financial Assets
Cash and deposits	704	697	873	1,065	1,165	1,398
Advances paid	2,268	1,327	1,398	1,210	1,288	1,436
Investments, loans and placements	642	469	547	521	525	537
Receivables	1,874	1,601	1,799	1,792	1,824	1,871
Equity
Investments - other	297	250	297	297	297	297
Total Financial Assets	5,784	4,345	4,913	4,885	5,098	5,538

Non-financial Assets
Land and other fixed assets	63,530	65,791	65,412	66,767	67,758	67,976
Other non-financial assets	893	1,220	921	920	872	875
Total Non-financial Assets	64,423	67,011	66,333	67,687	68,629	68,851

Total Assets	70,207	71,356	71,246	72,571	73,728	74,389

Liabilities
Payables	3,395	2,695	2,590	1,970	2,188	2,567
Superannuation liability	(263)	(368)	(263)	(263)	(263)	(263)
Other employee benefits	830	742	826	838	852	867
Deposits held	14	17	15	15	15	15
Advances received	6	5	6	5	4	3
Borrowing with QTC	38,108	39,173	39,057	40,283	40,597	40,184
Leases and other similar arrangements	—	392	410	375	338	302
Securities and derivatives	599	422	423	357	337	339
Other liabilities	7,880	7,922	7,852	7,909	7,962	8,100
Total Liabilities	50,570	51,000	50,916	51,488	52,030	52,113

Net Worth	19,637	20,356	20,331	21,084	21,697	22,276

Net Financial Worth	(44,786)	(46,655)	(46,003)	(46,603)	(46,932)	(46,575)
Net Debt	35,114	37,516	37,093	38,239	38,314	37,473

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

28  Mid-Year Fiscal and Economic Review 2019-20

UNIFORM PRESENTATION FRAMEWORK

Table 11: Non-financial Public Sector Balance Sheet1

	2018-19 Actual $ million	2019-20 Budget $ million	2019-20 MYFER $ million	2020-21 Projection $ million	2021-22 Projection $ million	2022-23 Projection $ million
Assets
Financial Assets
Cash and deposits	2,571	1,104	1,405	1,504	1,610	1,852
Advances paid	661	615	606	615	640	662
Investments, loans and placements	33,199	31,787	32,051	31,044	30,898	30,718
Receivables	4,247	4,008	4,145	4,225	4,386	4,964
Equity
Investments in other public sector entities	3,412	4,080	3,412	3,412	3,412	3,412
Investments - other	446	397	442	442	442	442
Total Financial Assets	44,536	41,991	42,060	41,242	41,388	42,049

Non-financial Assets
Land and other fixed assets	274,787	278,173	284,416	292,331	299,749	304,344
Other non-financial assets	992	1,300	1,146	1,250	1,089	931
Total Non-financial Assets	275,779	279,473	285,562	293,581	300,839	305,276

Total Assets	320,315	321,463	327,622	334,823	342,227	347,325

Liabilities
Payables	6,438	5,259	6,018	6,053	6,156	6,281
Superannuation liability	26,723	25,199	27,423	25,557	23,718	21,447
Other employee benefits	8,259	7,920	8,497	8,591	8,752	8,860
Deposits held	14	19	15	15	15	15
Advances received	424	289	313	245	197	148
Borrowing with QTC	67,576	71,954	70,832	75,055	80,688	83,294
Leases and other similar arrangements	2,612	6,217	6,481	8,220	8,054	8,040
Securities and derivatives	720	544	544	478	458	460
Other liabilities	6,045	5,168	5,696	5,456	5,203	4,983
Total Liabilities	118,810	122,568	125,817	129,670	133,241	133,530

Net Worth	201,504	198,896	201,805	205,154	208,986	213,795

Net Financial Worth	(74,274)	(80,577)	(83,757)	(88,428)	(91,852)	(91,481)
Net Financial Liabilities	77,686	84,657	87,169	91,839	95,264	94,892
Net Debt	34,916	45,517	44,123	50,851	56,264	58,726

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

UNIFORM PRESENTATION FRAMEWORK

Table 12: General Government Sector Cash Flow Statement1

	2018-19	2019-20	2019-20	2020-21	2021-22	2022-23
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Cash Receipts from Operating Activities
Taxes received	14,127	15,162	15,144	15,733	16,553	17,473
Grants and subsidies received	28,572	28,000	28,259	30,242	30,783	30,997
Sales of goods and services	6,027	6,294	6,410	6,534	6,599	6,675
Interest receipts	2,173	2,139	2,044	1,983	1,927	1,931
Dividends and income tax equivalents	3,027	2,565	2,781	2,023	1,359	1,446
Other receipts	8,034	8,226	7,635	7,368	7,646	7,629
Total Operating Receipts	61,959	62,386	62,273	63,884	64,868	66,150

Cash Payments for Operating Activities
Payments for employees	(27,348)	(29,080)	(29,309)	(29,574)	(30,683)	(31,861)
Payments for goods and services	(17,898)	(18,153)	(17,599)	(18,038)	(18,402)	(18,567)
Grants and subsidies	(9,391)	(9,649)	(9,992)	(10,625)	(10,242)	(10,014)
Interest paid	(1,568)	(1,669)	(1,526)	(1,581)	(1,593)	(1,608)
Total Operating Payments	(56,206)	(58,550)	(58,425)	(59,819)	(60,920)	(62,050)

Net Cash Inflows from Operating Activities	5,754	3,836	3,848	4,065	3,948	4,100

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(5,764)	(6,727)	(7,223)	(7,476)	(8,383)	(6,612)
Sales of non-financial assets	312	305	306	254	259	253
Net Cash Flows from Investments in Non-financial Assets	(5,452)	(6,422)	(6,917)	(7,222)	(8,124)	(6,360)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(158)	28	(101)	(125)	126	116

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	918	3,611	3,331	3,232	148	190

Receipts from Financing Activities
Advances received (net)	(56)	(651)	(980)	(252)	32	102
Borrowing (net)	(440)	(486)	(517)	208	3,877	1,861
Net Cash Flows from Financing Activities	(497)	(1,137)	(1,497)	(44)	3,909	1,963

Net Increase/(Decrease) in Cash held	566	(85)	(1,336)	(93)	7	9

Net cash from operating activities	5,754	3,836	3,848	4,065	3,948	4,100
Net cash flows from investments in non-financial assets	(5,452)	(6,422)	(6,917)	(7,222)	(8,124)	(6,360)
Surplus/(Deficit)	302	(2,586)	(3,069)	(3,157)	(4,176)	(2,260)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	302	(2,586)	(3,069)	(3,157)	(4,176)	(2,260)
Acquisitions under finance leases and similar arrangements	(955)	(1,119)	(1,162)	(1,551)	(1,117)	(832)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(653)	(3,705)	(4,231)	(4,708)	(5,293)	(3,091)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

30  Mid-Year Fiscal and Economic Review 2019–20

UNIFORM PRESENTATION FRAMEWORK

Table 13: Public Non-financial Corporations Sector Cash Flow Statement1

	2018-19	2019-20	2019-20	2020-21	2021-22	2022-23
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Cash Receipts from Operating Activities
Grants and subsidies received	610	572	527	479	488	472
Sales of goods and services	15,010	13,130	13,665	13,207	13,514	14,138
Interest receipts	80	56	83	81	84	91
Dividends and income tax equivalents	13	13	13	13	13	13
Other receipts	395	486	360	261	251	265
Total Operating Receipts	16,110	14,257	14,647	14,041	14,351	14,979

Cash Payments for Operating Activities
Payments for employees	(2,032)	(2,344)	(2,366)	(2,371)	(2,400)	(2,448)
Payments for goods and services	(6,393)	(4,801)	(5,301)	(5,356)	(5,323)	(5,531)
Grants and subsidies	(266)	(233)	(233)	(46)	(18)	(19)
Interest paid	(1,856)	(1,833)	(1,833)	(1,825)	(1,814)	(1,792)
Other payments	(1,487)	(1,313)	(1,402)	(1,041)	(909)	(1,002)
Total Operating Payments	(12,035)	(10,525)	(11,135)	(10,638)	(10,464)	(10,792)

Net Cash Inflows from Operating Activities	4,074	3,732	3,512	3,403	3,886	4,187

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(2,687)	(3,496)	(3,504)	(3,358)	(3,018)	(2,384)
Sales of non-financial assets	33	21	22	5	1	5
Net Cash Flows from Investments in Non-financial Assets	(2,654)	(3,475)	(3,481)	(3,353)	(3,017)	(2,380)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	22	436	775	58	(253)	(344)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	77	(12)	(19)	(12)	(13)	(14)

Receipts from Financing Activities

Advances received (net)	(1)	(1)	(1)	(1)	(1)	(1)
Borrowing (net)	411	925	907	1,177	264	(462)
Dividends paid	(1,849)	(1,633)	(1,772)	(1,319)	(788)	(808)
Deposits received (net)	(1)	—	1	—	—	—
Other financing (net)	44	125	247	240	20	55
Net Cash Flows from Financing Activities	(1,397)	(583)	(617)	97	(504)	(1,216)

Net Increase/(Decrease) in Cash held	123	97	169	192	100	233

Net cash from operating activities	4,074	3,732	3,512	3,403	3,886	4,187
Net cash flows from investments in non-financial assets	(2,654)	(3,475)	(3,481)	(3,353)	(3,017)	(2,380)
Dividends paid	(1,849)	(1,633)	(1,772)	(1,319)	(788)	(808)
Surplus/(Deficit)	(429)	(1,376)	(1,741)	(1,270)	82	999

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(429)	(1,376)	(1,741)	(1,270)	82	999
Acquisitions under finance leases and similar arrangements	—	—	(5)	(2)	(2)	(4)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(429)	(1,376)	(1,745)	(1,272)	80	995

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

UNIFORM PRESENTATION FRAMEWORK

Table 14: Non-financial Public Sector Cash Flow Statement1

	2018-19	2019-20	2019-20	2020-21	2021-22	2022-23
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Cash Receipts from Operating Activities
Taxes received	13,842	14,866	14,848	15,413	16,208	17,110
Grants and subsidies received	28,602	28,008	28,224	30,250	30,798	31,012
Sales of goods and services	18,882	16,728	17,603	17,102	17,360	18,071
Interest receipts	2,202	2,157	2,086	2,026	1,968	1,971
Dividends and income tax equivalents	326	154	156	166	180	198
Other receipts	8,418	8,602	7,884	7,310	7,525	7,632
Total Operating Receipts	72,272	70,517	70,801	72,267	74,038	75,994

Cash Payments for Operating Activities
Payments for employees	(29,270)	(31,304)	(31,555)	(31,823)	(32,959)	(34,183)
Payments for goods and services	(22,084)	(20,143)	(20,309)	(20,434)	(20,597)	(21,092)
Grants and subsidies	(9,078)	(9,318)	(9,663)	(10,198)	(9,785)	(9,573)
Interest paid	(3,220)	(3,297)	(3,150)	(3,179)	(3,152)	(3,125)
Other payments	(627)	(518)	(535)	(485)	(499)	(543)
Total Operating Payments	(64,278)	(64,582)	(65,213)	(66,119)	(66,991)	(68,515)

Net Cash Inflows from Operating Activities	7,994	5,935	5,589	6,149	7,046	7,479

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(8,460)	(10,223)	(10,727)	(10,834)	(11,401)	(8,997)
Sales of non-financial assets	345	326	329	259	260	257
Net Cash Flows from Investments in Non-financial Assets	(8,115)	(9,897)	(10,398)	(10,575)	(11,141)	(8,739)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(51)	46	50	(16)	(30)	(26)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	996	3,599	3,311	3,220	135	176

Receipts from Financing Activities
Advances received (net)	(40)	(109)	(109)	(65)	(46)	(46)
Borrowing (net)	(30)	439	390	1,385	4,141	1,399
Deposits received (net)	(1)	—	1	—	—	—
Other financing (net)	(64)	—	—	—	—	—
Net Cash Flows from Financing Activities	(135)	330	282	1,321	4,095	1,353

Net Increase/(Decrease) in Cash held	688	13	(1,167)	99	106	242

Net cash from operating activities	7,994	5,935	5,589	6,149	7,046	7,479
Net cash flows from investments in non-financial assets	(8,115)	(9,897)	(10,398)	(10,575)	(11,141)	(8,739)
Surplus/(Deficit)	(121)	(3,962)	(4,810)	(4,426)	(4,095)	(1,261)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(121)	(3,962)	(4,810)	(4,426)	(4,095)	(1,261)
Acquisitions under finance leases and similar arrangements	(955)	(1,119)	(1,167)	(1,553)	(1,118)	(835)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(1,076)	(5,081)	(5,976)	(5,980)	(5,213)	(2,096)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

32  Mid-Year Fiscal and Economic Review 2019–20

TAXATION AND ROYALTY REVENUE ASSUMPTIONS

TAXATION AND ROYALTY REVENUE ASSUMPTIONS

Table 15: Taxation and royalty revenue1

	2018-19	2019-20	2019-20	2020-21	2021-22	2022-23
	Actual	Budget	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Payroll tax	4,160	4,284	4,321	4,475	4,770	5,150
Transfer duty	3,195	3,038	3,053	3,205	3,383	3,578
Other duties	1,549	1,624	1,617	1,696	1,779	1,866
Gambling taxes and levies	1,333	1,410	1,414	1,467	1,523	1,582
Land tax	1,334	1,589	1,519	1,598	1,670	1,732
Motor vehicle registration	1,850	1,908	1,910	1,973	2,044	2,116
Other taxes	744	1,310	1,312	1,321	1,386	1,450
Total taxation revenue	14,163	15,164	15,145	15,735	16,555	17,474
Royalties
Coal	4,372	4,339	3,696	3,304	3,439	3,511
Petroleum[2]	454	577	549	591	596	610
Other royalties[3]	393	538	531	483	484	495
Land rents	159	168	168	169	172	174
Total royalties and land rents	5,378	5,621	4,944	4,548	4,691	4,789

Notes:

1.	Numbers may not add due to rounding.
2.	Includes impact of liquefied natural gas (LNG).
3.	Includes base and precious metal and other mineral royalties.

Table 16: Royalty assumptions

	2019-20	2020-21	2021-22	2022-23
	MYFER	Projection	Projection	Projection
Tonnages – crown export[1] coal (Mt)	216	224	228	236
Exchange rate $US per $A2	0.67	0.68	0.70	0.71
Year average coal prices ($US per tonne)[3]
Hard coking	156	143	145	145
Semi-soft	110	106	109	109
Thermal	90	78	83	83
Year average oil price
Brent ($US per barrel)	65	64	66	66

Notes:

1.

Excludes coal produced for domestic consumption and coal where royalties are not paid to the Government, i.e. private royalties. 2019-20 estimate for domestic coal volume is approximately 25.7 Mt and private coal is 9.4 Mt.

2.	Year average.
3.

Price for highest quality coking and thermal coal. Lower quality coal can be sold below this price with the indicative average prices for 2019-20 as follows: Hard coking US$136 per tonne and thermal US$72 per tonne.

4.	Published Brent oil prices are lagged by one quarter to better align with royalty revenue.

KEY FISCAL AGGREGATES

KEY FISCAL AGGREGATES

Table 17: Key Fiscal Aggregates1

	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
General Government
Total revenue	45,801	41,755	46,705	49,970	50,780	56,194	58,087	59,834	59,914	61,715	63,366	65,194
Tax revenue	10,608	10,937	11,840	12,598	12,547	12,919	13,244	14,165	15,145	15,735	16,555	17,474
Total expenses	46,028	46,313	46,217	49,551	50,112	53,369	56,337	58,842	59,763	61,482	62,771	64,051
Employee expenses	18,250	18,130	17,816	18,592	20,045	21,258	22,681	24,019	25,511	25,788	26,774	27,804
Net operating balance	(226)	(4,558)	488	420	668	2,825	1,750	992	151	234	595	1,142
Capital purchases	7,971	7,001	6,323	4,635	4,044	4,620	5,126	5,764	7,223	7,476	8,383	6,612
Net capital purchases	5,241	3,387	3,085	996	1,163	2,265	2,337	3,182	4,219	4,867	5,192	2,958
Fiscal balance	(5,467)	(7,944)	(2,597)	(576)	(495)	560	(587)	(2,191)	(4,068)	(4,633)	(4,597)	(1,815)
Borrowings with QTC	28,391	36,508	39,864	41,343	34,200	31,358	29,256	29,468	31,774	34,772	40,092	43,111
Leases and similar arrangements	1,126	1,370	1,503	1,761	1,286	1,882	2,142	2,612	6,071	7,845	7,715	7,738
Securities and Derivatives	1	1	1	(0)	(0)	(0)	122	121	121	121	121	121
Net debt	(5,720)	2,466	5,208	5,749	654	(355)	(509)	(198)	7,030	12,611	17,951	21,254

Non-Financial Public Sector
Total revenue	52,307	49,181	53,502	56,178	57,393	64,855	66,164	68,334	67,823	69,520	71,290	73,665
Capital purchases	11,980	10,774	9,313	7,811	6,852	7,291	7,643	8,460	10,727	10,834	11,401	8,997
Borrowings with QTC	60,205	67,116	70,668	73,256	71,160	69,107	66,964	67,576	70,832	75,055	80,688	83,294
Leases and similar arrangements	1,127	1,559	1,752	1,802	1,316	1,882	2,142	2,612	6,481	8,220	8,054	8,040
Securities and Derivatives	210	411	216	175	446	895	405	720	544	478	458	460

Notes:

1.	Bracketed numbers represent negative amounts.
2.	With the implementation of the latest GFS Manual (AGFS15), some categories have been restated above to ensure comparability.

34  Mid-Year Fiscal and Economic Review 2019–20

KEY FISCAL AGGREGATES

Table 18: Key Fiscal Indicators1

	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23
	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	MYFER	Projection	Projection	Projection
	%	%	%	%	%	%	%	%	%	%	%	%
General Government
Revenue/GSP	16.3	14.7	16.0	16.9	16.7	17.1	16.7	16.2	16.1	16.0	15.7	15.4
Tax/GSP	3.8	3.9	4.1	4.3	4.1	3.9	3.8	3.8	4.1	4.1	4.1	4.1
Own source revenue/GSP	8.2	8.3	8.6	8.9	8.9	8.7	8.6	8.5	8.5	8.1	8.1	8.0
Expenses/GSP	16.4	16.3	15.9	16.7	16.5	16.2	16.2	15.9	16.1	15.9	15.5	15.1
Employee expenses/GSP	6.5	6.4	6.1	6.3	6.6	6.5	6.5	6.5	6.9	6.7	6.6	6.6
Net operating balance/GSP	(0.1)	(1.6)	0.2	0.1	0.2	0.9	0.5	0.3	0.0	0.1	0.1	0.3
Capital purchases/GSP	2.8	2.5	2.2	1.6	1.3	1.4	1.5	1.6	1.9	1.9	2.1	1.6
Net cash inflows from operating activities/Net cash flows from investments in non-financial assets	36.3	(40.7)	45.9	97.5	122.9	134.2	107.0	105.5	55.6	56.3	48.6	64.5
Fiscal balance/GSP	(1.9)	(2.8)	(0.9)	(0.2)	(0.2)	0.2	(0.2)	(0.6)	(1.1)	(1.2)	(1.1)	(0.4)
Total borrowings/GSP	10.5	13.4	14.2	14.5	11.7	10.1	9.0	8.7	10.2	11.1	11.9	12.0
Total Borrowings/Revenue	64.4	90.7	88.6	86.3	69.9	59.2	54.3	53.8	63.4	69.3	75.6	78.2

Revenue growth	9.0	(8.8)	11.9	7.0	1.6	10.7	3.4	3.0	0.1	3.0	2.7	2.9
Tax growth	6.3	3.1	8.3	6.4	(0.4)	3.0	2.5	7.0	6.9	3.9	5.2	5.6
Expenses growth	5.9	0.6	(0.2)	7.2	1.1	6.5	5.6	4.4	1.6	2.9	2.1	2.0
Employee expenses growth	8.5	(0.7)	(1.7)	4.4	7.8	6.1	6.7	5.9	6.2	1.1	3.8	3.8

Non-Financial Public Sector
Capital purchases/GSP	4.3	3.8	3.2	2.6	2.3	2.2	2.2	2.3	2.9	2.8	2.8	2.1
Total borrowings/GSP	21.9	24.4	24.9	25.4	23.9	21.8	19.9	19.2	20.9	21.7	22.1	21.7
Total Borrowings/Revenue	117.7	140.5	135.8	133.9	127.1	110.8	105.1	103.8	114.8	120.5	125.1	124.6
Net financial liabilities3/revenue	115.6	133.4	129.8	125.2	127.4	111.2	111.5	113.7	128.5	132.1	133.6	128.8

Notes:

1.	Bracketed numbers represent negative amounts.
2.	With the implementation of the latest GFS Manual (AGFS15), some categories have been restated above to ensure comparability.
3.	UPF definition, which is equal to total financial assets less investments in other public sector entities less total liabilities.